UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March, 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Industry-Leading AirLink® GX450 Mobile Gateway from Sierra Wireless Now Supports Advanced Vehicle Telemetry

New functionality allows large organizations and fleet management solution providers to rapidly develop applications that reduce operating costs, streamline operations and increase efficiency

VANCOUVER, Canada--(BUSINESS WIRE)--March 2, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today released an advanced fleet management feature to support the company’s industry-leading AirLink® GX450 mobile gateway, allowing it to collect OBD-II vehicle telemetry data. This added functionality will enable large organizations and fleet management solution providers to rapidly develop applications to monitor vehicle health and performance, helping them reduce costs, streamline operations and increase efficiency.

Managing a vehicle-based workforce involves a large group of stakeholders, including operations, IT and fleet management. By combining mobile networking and rich vehicle telematics onto a single platform that gathers and reports vehicle diagnostic data directly to applications, this new feature will simplify and centralize vehicle management across an organization. Organizations will no longer need to purchase a separate in-vehicle telematics platform to gather and monitor vehicle health data.

“We added advanced, easy-to-use telemetry to the AirLink GX450 to enable customers to simplify the adoption of vehicle telemetry solutions, including the ability to leverage their existing investment in fleet communications equipment,” said Jason Krause, Senior Vice President, Enterprise Solutions, Sierra Wireless.

Clevest, a leading provider of mobile workforce management solutions for utilities, has worked closely with Sierra Wireless through the development of the AirLink GX450’s vehicle telemetry feature to produce a complete workforce management and vehicle monitoring solution.

“Our mobile workforce platform is tightly integrated with AirLink gateways,” says Edna Menon, Senior Product Marketing Manager, Clevest. “With the GX450 telemetry feature, our utility customers can take advantage of robust vehicle diagnostic capabilities, in addition to the reliability and ease-of-use of our integrated solutions.”

The AirLink GX450 vehicle telemetry uses an optional OBD-II accessory to collect vehicle diagnostic data and send it to a remote server using an open messaging protocol (MQTT). Vehicle telemetry is ideal for applications in public safety, utilities, emergency and field services, and is designed for large organizations or fleet management solution providers that have the in-house resources to develop their own vehicle monitoring applications. For more information on the AirLink GX450 mobile gateway, visit: http://www.sierrawireless.com/products-and-solutions/gateway-solutions/airlink/.

For more information about Clevest, visit: http://www.clevest.com/solutions/mwfm/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirLink” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	March 2, 2016